Exhibit 21.1
Subsidiaries of Coupang, Inc.

Subsidiary	Jurisdiction
Coupang Corp.	Korea
Coupang USA, Inc.	Delaware, USA
Coupang Asia Holdings Pte. Ltd.	Singapore
CPLB Corp.	Korea
Coupang Pay Corp.	Korea
Ddnayo, Inc.	Korea
Coupang Fulfillment Services, Ltd.	Korea
Coupang Logistics Services, Ltd.	Korea
Coupang Global, LLC	Delaware, USA
Coupang (Shanghai) Trading Co., Ltd	China
Coupang (Shanghai) Co., Ltd	China
Coupang (Beijing) Co., Ltd	China
CPLB (Shenzhen) Co., Ltd.	China